UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For October, 2007

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE – D&S THIRD QUARTER RESULTS

SANTIAGO, Chile, Oct. 25 /PRNewswire-FirstCall/ -- Distribucion y Servicio D&S S.A. (NYSE: DYS; Latibex: XDYS) announces earnings for the third quarter 2007.

Highlights III Quarter 2007
*	45.4% increase in net profit to Ch$11,965 million (US$23.4 million), representing 2.5% of revenues.
*	28.2% increase in EBITDA. EBITDA margin increased 150 bp. to 8.3% of revenues.
*	Operating income up 43.3% to Ch$24,214 million (US$47.4 million). Operating margin increased by 140 bp. to 5.2% of revenues.
*	Net revenues increased 4.8% to Ch$469,901 million (US$919.2 million).
*	8.8% nominal increase in total sales, 6.4% nominal increase in same store sales (SSS).
*
New store openings: 11 new stores have been added compared to the closing of the third quarter 2006: 5 stores in the period October-December 2006 (3 supermarkets Express by LIDER and 2 hypermarkets Hiper LIDER) and 6 stores in the period January-September 2007 (3 Express by LIDER: Consistorial in Peñalolén, Metropolitan Region, with 1,640m2 of sales area; La Serena-Balmaceda in the IV Region, with 2,161m2, and Nonato Coo in Puente Alto, Metropolitan Region, with 2.044m2; 3 Hiper LIDER: Coronel in the VIII Region with 4,020m2, and Melipilla in the Metropolitan Region with 4,196m2; and hypermarket Chillan, VIII Region, with 6,398m2). Express Pajaritos store was closed in November 2006, and hypermarket LIDER Kennedy and Express Parque Arauco were closed in January 2007. Express La Dehesa was remodeled adding 800 m2 of sales area. All this accounted for a net increase of 26,997 m2 of sales area, equivalent to an increase of 6.0% in total sales area at September 30, 2007 compared to the same date in 2006.

*	Financial debt as of September 30, 2007 amounts to US$1,008 million, 48.1% short term.
*	Net income for the quarter = Ch$1.84/share; Ch$110.20/ADR; US$0.22/ADR

Figures in this report are expressed in US$ millions, drawn from figures in Chilean pesos restated by the CPI at September 30, 2007 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$511.23).

Third Quarter Consolidated Results

	2007			2006			Var.
	Ch$ million	US$ million	% of Rev.	Ch$ million	US$ million	% of Rev.	%
Sales	386,770	756.5	82.3%	372,789	729.2	83.1%	3.8%
Other Income	83,132	162.6	17.7%	75,563	147.8	16.9%	10.0%
Net revenues	469,901	919.2	100.0%	448,352	877.0	100.0%	4.8%
Cost of sales	339,611	664.3	72.3%	323,302	632.4	72.1%	5.0%
Gross Income / Margin	130,290	254.9	27.7%	125,051	244.6	27.9%	4.2%
Recurring Operating Expenses	90,432	176.9	19.2%	94,325	184.5	21.0%	-4.1%
Start-up Expenses	629	1.2	0.1%	122	0.2	0.0%	413.5%
Total Operating Expenses (SG&A)	91,060	178.1	19.4%	94,448	184.7	21.1%	-3.6%
EBITDA	39,229	76.7	8.3%	30,603	59.9	6.8%	28.2%
Depreciation	15,015	29.4	3.2%	13,703	26.8	3.1%	9.6%
Total Operating Expenses	106,076	207.5	22.6%	108,151	211.6	24.1%	-1.9%
Operating Income	24,214	47.4	5.2%	16,900	33.1	3.8%	43.3%
Financial Expenses	(7,196)	(14.1)	-1.5%	(7,212)	(14.1)	-1.6%	-0.2%
Other Non-operating Income (Expenses)	(2,283)	(4.5)	-0.5%	535	1.0	0.1%	-526.6%
Monetary Correction	(139)	(0.3)	0.0%	217	0.4	0.0%	-163.9%
Non-Operating Income	(9,617)	(18.8)	-2.0%	(6,460)	(12.6)	-1.4%	48.9%
Income before Tax	14,597	28.6	3.1%	10,439	20.4	2.3%	39.8%
Income Tax	(2,617)	(5.1)	-0.6%	(2,227)	(4.4)	-0.5%	17.5%
Minority Interest	(15)	(0.0)	0.0%	14	0.0	0.0%	-205.0%
Income	11,965	23.4	2.5%	8,227	16.1	1.8%	45.4%
Amortization of Goodwill	-	0.0	0.0%	-	0.0	0.0%
Net Income	11,965	23.4	2.5%	8,227	16.1	1.8%	45.4%

For an extended version, visit our website http://www.dys.cl

For further information, please contact:
Alejandro Droste
Chief Financial Officer
adroste@dys.cl
56-2-484-7754

Miguel Nunez S.
Finance Manager Retail
mnunez@dys.cl
56-2-484-7754

Loreto Bradford
Investor Relations Officer
lbradford@dys.cl
56-2-484-7757